UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________
FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification No.)

400 East Spring Street
Bluffton, Indiana	46714
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant’s telephone number, including area code